SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 1)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

GenTek Inc.
(Name of Subject Company)
GenTek Inc.
(Name of Person Filing Statement)
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
37245X203
(CUSIP Number of Class of Securities)
William E. Redmond, Jr.
President and Chief Executive Officer
90 East Halsey Road
Parsippany, New Jersey 07054
(973) 515-0900
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:
William P. O’Neill
Raymond B. Grochowski
Latham & Watkins LLP
555 11th Street, N.W., Suite 1000
Washington, D.C. 20004
(202) 637-2200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the U.S. Securities and Exchange Commission on October 2, 2009, by GenTek Inc., a Delaware corporation (“GenTek”), as amended or supplemented from time to time (the “Statement”). The Statement relates to the tender offer by ASP GT Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of ASP GT Holding Corp., a Delaware corporation (“Parent”), to purchase all of GenTek’s outstanding Shares at a price of $38.00 per Share, net to seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated September 29, 2009, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.
Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
ITEM 8. ADDITIONAL INFORMATION.
Item 8 of the Statement is hereby amended and supplemented by adding the following sentence to the end of the third paragraph under the heading “Regulatory Approvals — Antitrust in the United States.”:
     “On October 7, 2009, GenTek was notified that the FTC has granted early termination of the required waiting period under the HSR Act with respect to the Offer and the Merger. Accordingly, the condition to the Offer that all statutory waiting periods applicable to the tender offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be conditioned upon the other conditions described in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase, including, among other things, the satisfaction of the Minimum Condition.”
Item 8 of the Statement is hereby further amended and supplemented by adding the following heading and paragraph before the heading “Item 9.”
     “Litigation
     On October 2, 2009, the Henzel Family Foundation, a purported stockholder of GenTek, filed a class action complaint against GenTek and the Board in the Superior Court of New Jersey, Chancery Division for Morris County. The complaint alleges that the Board breached its fiduciary duties in connection with entering into the Merger Agreement and that GenTek aided and abetted those breaches. The complaint does not state how many Shares are purportedly held by the Henzel Family Foundation. The complaint seeks to enjoin the transactions contemplated by the Merger Agreement. GenTek views the complaint as lacking merit, and intends to defend the case vigorously.”
ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.
Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Press Release issued by GenTek on October 8, 2009**

**	Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENTEK, INC.
By:	/s/ William E. Redmond, Jr.
William E. Redmond, Jr.
President and CEO

Dated: October 8, 2009

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